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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 1998


                                   ----------

                                PETSEC ENERGY LTD

                            Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                    Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]


                            Form 20-F  X    Form 40-F
                                      ---            ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes           No   X
                                   ---            ---


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                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

22 December 1998

PETSEC ENERGY TO RAISE US$68.5 MILLION WITH CASH SALE OF CERTAIN U.S.A. OIL AND GAS INTERESTS

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ), today announced that its wholly owned subsidiary, Petsec Energy Inc. had signed a letter agreement with Apache Corporation to sell 50% of its working interest in certain oil and gas properties in the Gulf of Mexico for US$68.5 million (A$110 million) in cash.

Upon completion of the transaction, Petsec will hold a 100% working interest in 21 leases in addition to a 50% working interest in 23 joint venture leases. All of these leases are situated in the shallow waters of the Gulf of Mexico.

The company intends to use the proceeds from the sale to repay a significant proportion of its senior bank debt, for capital expenditures and to provide working capital.

Petsec Energy Ltd Managing Director Terry Fern said, "The joint venture with Apache broadens our scope. Jointly we will explore and develop the remaining reserve potential on those leases, while our management and technical team will direct their efforts towards the exploration and development of the company's remaining 100% owned portfolio of exploration properties. The company is preparing for the upcoming Federal Lease Sale in March 1999 as well as seeking additional opportunities through joint ventures with similarly focused Gulf of Mexico operators."

"This transaction represents the end of our review of strategic alternatives. Reducing bank debt in this period of depressed commodity prices will enable us to significantly improve the financial strength and flexibility of the company. Significant reductions in general and administrative expense will also be achieved. The company's profile will be different from that when it entered the strategic process, in answer to the changing dynamics of the industry. I'm confident our management and technical team will grow Petsec in this difficult market", Mr.
Fern said.

The company is selling 50% of its working interest in producing leases at Main Pass 6, 7, 84, 91 and 104, Grand Isle 45, South Marsh Island 7, Ship Shoal 193, 194 and West Cameron 237, 543 and 544. Petsec is also selling 50% of its working interest in non-producing leases at Main Pass 90, 91E, 93 and 105, Ship Shoal 192 and West Cameron 542 and 653. The company currently owns a 100% working interest in all of the above mentioned leases.

The transaction is subject to due diligence in regard to title, environmental and mechanical condition of the surface facilities and also to the execution by the parties of a mutually acceptable purchase and sale agreement and joint operating agreement. The effective date is January 1, 1999 with closing anticipated on or before February 1, 1999 at which time Apache will assume operatorship of the leases.


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For further information please contact:

In Australia:                                   In USA:

Doug Battersby, Technical Director              Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                               Petsec Energy Ltd
(61) 2 9247 4605 (phone)                        (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                          (318) 989 7271 (fax)
Level 13, Gold Fields House 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000               Lafayette, Louisiana 70503-3402

Company information is available at Petsec's web site http://www.petsec.com

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 PETSEC ENERGY LTD



Date: January 11, 1999                           By: /s/ ROSS A. KEOGH
                                                    ---------------------------
                                                 Name:   Ross A. Keogh
                                                 Title:  Chief Financial Officer